Exhibit 4.2

Lufax Holding Ltd - Ordinary Shares

(Incorporated under the laws of the Cayman Islands)

Certificate No.	Shares

Share capital is US$100,000 divided into

10,000,000,000 Ordinary Shares of a par value of US$0.00001 each

THIS IS TO CERTIFY THAT

is the registered holder of

Shares in the above-named Company subject to the Memorandum and articles of association thereof.

EXECUTED for and on behalf of the Company on	by:

Director